Exhibit 3.1

ARTICLES OF AMENDMENT

TO THE

SECOND AMENDED AND RESTATED
ARTICLES OF INCORPORATION OF

FUTURE FINTECH GROUP INC.

Pursuant to Section 607.1006 of the Business Corporation Act of the State of Florida, the undersigned corporation hereby submits these Articles of Amendment (the “Amendment”) to the corporation’s Second Amended and Restated Articles of Incorporation, as amended:

1.	The name of the corporation is Future FinTech Group Inc. (the “Corporation”).

2.	Section 1.01 of Article III Capital Stock of the Second Amended and Restated Articles of Incorporation of the Corporation, as amended, is hereby amended and restated as follows:

1.01	Authorized Stock. The total number of shares of common stock, par value $0.001 per share (the “Common Stock”), which the Company shall have authority to issue is 6,000,000. The total number of shares of preferred stock, par value $0.001 per share (the “Preferred Stock”), which the Company shall have authority to issue is 10,000,000.

1.02	Reverse Stock Split. Effective 1:00 P.M. Eastern Time, April 1, 2025 (the “Effective Time”), each 10 (ten) shares of Common Stock of the Company (“Old Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically combined and exchanged into one (1) share of Common Stock of the Company (“New Common Stock”), without changing the par value of the shares of the Company (the “Reverse Split”).

No fractional shares of New Common Stock will result from or be issued in connection with the Reverse Split and the number of shares to be received by a shareholder shall be rounded up to the nearest whole number of shares in the event that such shareholder would otherwise be entitled to receive a fractional share as a result of the Reverse Split.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been combined; provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, under surrender of such certificate, a new certificate representing the number of shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been combined and exchanged.

3.	The Amendment was unanimously approved by the Board of Directors of the Corporation on March 4, 2025 and shareholder approval was not required in accordance with 607.10025(2) of the Florida Business Corporation Act.

4.	The Amendment will be effective at 1:00 P.M. Eastern Time, April 1, 2025.

DATE: March 27, 2025.

FUTURE FINTECH GROUP INC.

By	/s/ Hu Li
Hu Li, Chief Executive Officer